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                                                                EXHIBIT 3(ii)(b)

                                RESOLUTIONS OF
                           THE BOARD OF DIRECTORS OF
                        R. R. DONNELLEY & SONS COMPANY

                                 November 20, 1997


Re:  Amendments of By-Laws

RESOLVED, that the By-Laws of the corporation be and hereby are amended, effective December 1, 1997, as follows:

     The first sentence of Section 3.2 of ARTICLE III is deleted and the following is substituted therefor:

          "The number of Directors which shall constitute the whole Board shall be twelve (12) of whom four (4) shall be Directors of the First Class, four (4) shall be Directors of the Second Class and four (4) shall be Directors of the Third Class."

FURTHER RESOLVED, that effective immediately Section 4.1 of ARTICLE IV be deleted in its entirety and the following be substituted therefor:

     "Section 4.1. Officers and Number. The officers of the corporation shall be a Chief Executive Officer, a Chairman of the Board, one or more Vice Chairmen, a President, one or more Executive Vice Presidents, one or more Business Unit Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, a Secretary, a Treasurer, a Controller, a General Counsel, one or more Assistant Secretaries, one or more Assistant General Counsels, one or more Assistant Treasurers and one or more Assistant Controllers.
     Any two or more offices may be held by the same person except the offices of President and Secretary. The Board of Directors may distinguish among officers bearing the same title by the addition of other designations, such as Chief Financial Officer or the like. The Chief Executive Officer shall be either the Chairman, a Vice Chairman or the President, as designated by the Board of Directors. The Board of Directors may elect an Honorary Director to the office of Honorary Chairman of the Board."

FURTHER RESOLVED, that effective immediately Section 4.13 of ARTICLE IV be deleted and that each of the existing Sections 4.14 through 4.24 be renumbered as Sections 4.13 through 4.23, respectively, to follow in consecutive order;
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FURTHER RESOLVED, that effective immediately the new Section 4.13 (Section 4.14, prior to the effectiveness of these resolutions) is deleted and the following is substituted therefor:

     "Section 4.13. Business Unit Presidents. The Board of Directors may from time to time designate as Business Unit President one or more of the individuals who occupies the position of senior officer heading a business unit consisting of one or more divisions and one or more sales units and who reports to one or more of the senior officers of the corporation."

FURTHER RESOLVED, that effective immediately ARTICLE V is deleted and the following is substituted therefor:

     "The Chief Executive Officer may appoint officials assigned to either a business unit and reporting to a Business Unit President or other business unit officer, or a staff or operations unit and reporting to another official reporting directly or indirectly to the President of the Company as such officers of such unit and having such titles as he shall deem appropriate. Any such officer appointed by the Chief Executive Officer may be removed by the Chief Executive Officer whenever in his judgment the best interests of the corporation would be served thereby. The term of office, compensation, powers and duties and other terms of employment of appointed officers shall be such as the Chief Executive Officer may from time to time deem proper, and the authority of such officers shall be limited to acts pertaining to the business of the unit to which they are assigned."